UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

                                                                                              SEC FILE NUMBER: 000-15366

                                                CUSIP NUMBER:      019205103

[  ] Form 10-K     [  ] Form 20-F     [X ] Form 11-K      [  ] F orm 10-Q     [  ] Form 10-D [  ] Form N-SAR
[  ] Form N-CSR

For the fiscal year ended: December 31, 2006

[  ]     Transition Report on Form 10-K

[  ]     Transition Report on Form 20-F
[  ]     Transition Report on Form 11-K
[  ]     Transition Report on Form 10-Q
[  ]     Transition Report on Form N-SAR

For the transition period ended:
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           Read attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:

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PART I – REGISTRANT INFORMATION

Full name of Registrant:                                                           Alliance Bank , N.A. 401(k) Deferred Profit
                                                                                                      Sharing Plan

Former name if Applicable:
Address of Principal Executive Office (Street and Number):      120 Madison Street

City, State and Zip Code:                                                        Syracuse, New York 13202

PART II – RULES 12b -25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registration seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof , will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Alliance Bank N.A. 401(k) Deferred Profit Sharing Plan (the “Plan”) is unable to file its Annual Report on Form 11-K for the period ended December 31, 2006 within the prescribed time period without unreasonable effort or expense due to unanticipated delays in performing certain procedures necessary to complete the Form 11-K.

(Attached extra sheets if necessary)

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

           J. Daniel Mohr, CFO and Treasurer, Alliance Financial Corporation           315-475-4478

                                            (Name)                                                                      (Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
[X] Yes [  ] No

      If answer is no, identify report(s):

______________________________________________________________________________________

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?                                              [  ] Yes [ X] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Alliance Bank, N.A. 401(k) Deferred Profit Sharing Plan

                                                   (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date June 29, 2007                 By /s/ J. Daniel Mohr

                                                          J. Daniel Mohr (Chief Financial Officer Equivalent of the Plan)

                   CFO and Treasurer, Alliance Financial Corporation

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

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 ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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